Exhibit 99.98

BLUE MOON METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2024

The following management discussion and analysis (“MD&A”) of Blue Moon Metals Inc. (“Blue Moon” or the “Company”) has been prepared as of April 11, 2025, and provides an analysis of the Company’s results of operations for the year ended December 31, 2024.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to its potential future performance. The information should be read in conjunction with the Blue Moon audited consolidated financial statements for the years ended December 31, 2024 and 2023, and the notes thereto, which have been prepared in accordance with IFRS Accounting Standards (“IFRS”). Blue Moon's material accounting policies are described in note 3 of the aforementioned audited consolidated financial statements. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

The operations of the Company are speculative due to the high-risk nature of the mining industry. Blue Moon faces risks that are generally applicable to its industry and others that are specific to its operations. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. Such risk factors could materially affect the value of the Company’s assets, and future operating results of the Company and could cause actual results to differ materially from those described this MD&A. Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF THE BUSINESS

Blue Moon is a mineral exploration and development company and is focused on advancing its three polymetallic brownfield projects in Tier 1 mining jurisdictions: the Nussir copper-gold-silver property in Norway, the Blue Moon zinc-copper-gold-silver property in California, USA, and the Sulitjelma copper-zinc property in Norway. All three projects have the potential to be developed into underground mines and the Company considers the Nussir project as its only material property at this time.

Blue Moon is listed on the TSX Venture Exchange under the symbol “MOON” and is quoted on the OTCQB under symbol “BMOOF”.

CORPORATE

Acquisitions

On February 26, 2025, the Company closed the previously announced acquisitions of Nussir ASA (“Nussir”), which owns the Nussir project and Nye Sulitjelma Gruver SA (“NSG”), which owns indirectly the Sulitjelma project (collectively, the “Transactions”). Both projects are brownfield projects in northern Norway. 99.7% of Nussir shareholders and 100% of NSG shareholders supported the respective transactions. On closing, Blue Moon issued a total of 29,776,149 common shares in Blue Moon (the “Consideration Shares”) to shareholders of Nussir and NSG for 93.55% of the issued and outstanding shares of Nussir and 100% of the issued and outstanding shares of NSG. The Consideration Shares so issued were subject to TSXV Tier 2 escrow schedule, to be released over thirty-six (36) months. The Company was eligible to graduate to a Tier 1 company, and submitted an application for the Tier 1 graduation. TSXV approval was granted for the Company to graduate to a Tier 1 company when the TSXV halt was lifted on March 14, 2025. As a Tier 1 company, the shorter Tier 1 escrow release schedule applied, resulting in an effective escrow period being that of the shortened Tier 1 escrow release schedule, with 25% released on the date of the TSXV bulletin, and thereafter on each of the six, twelve and eighteen months following the date thereof.

On March 6, 2025, the Company completed the acquisition of all the shares in Repparfjord Eiendom AS (“REAS”), a private Norwegian company, from Wergeland Eigedom AS (“WG”), along with associated ship loading equipment and infrastructure related to aggregate mining, port area and some properties adjacent to Nussir’s project (the “REAS Transaction”). REAS has a ground lease agreement with the Finnmark Estate, a legal entity established by law in Norway to manage most of the area in the Finnmark county where the Nussir project is located, for the use of the Øyen industrial land. Pursuant to the terms of the REAS Transaction, the Company paid 180 million NOK (approximately US$16 million) as consideration, this being a combination of 4.21 million Blue Moon Shares (the “WG Consideration Shares”) and approximately US$7.2 million in cash. As part of the REAS Transaction, the Company entered into an agreement with WG (the “Agreement”) whereby WG will be able to sublease part of the land to continue their aggregate production, for annual sublease payment fees to REAS, and WG also agreed to acquire certain agreed upon volumes of waste rock from the Nussir project for a minimum price of 15 NOK per tonne. The WG Consideration Shares are under the same Tier 1 escrow release schedule as the Consideration Shares of the Nussir and NSG Transactions.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2024

As a result of the Nussir, NSG and REAS acquisitions, the Company acquired two brownfield critical minerals projects in a Tier 1 jurisdiction as well as most of the required infrastructure for the Nussir mine.

Equity financing

On March 7, 2025, the Company closed the second tranche of financing from Hartree of 175,000 shares for gross proceeds of $5.25 million. The shares were subject to a statutory hold period of four months and one day from the date of issuance. (See below for Hartree investment).

On February 26, 2025, the Company closed a non-brokered placement of 47,660 shares with an officer of the Company for gross proceeds of $142,980. The placement was priced at $3.00 per share and the shares were subject to a statutory hold period of four months and one day from the date of issuance.

On December 19, 2024, concurrent with the Nussir and NSG Transactions, the Company closed a brokered unit financing (the “Concurrent Financing”), for gross proceeds of $30,000,093, issuing 1,000,003 units (the “Units”) at $30.00 per Unit. Each Unit consists of one common share of Blue Moon (a “Unit Share”) and nine subscription receipts (the “Subscription Receipts”) with 10% of the price per Unit allocated to the Unit Share and 90% of the price per Unit allocated to that of the Subscription Receipts. The net proceeds of the Unit Share were released to the Company upon closing and were non-refundable. Net proceeds of the Subscription Units were held in escrow until the completion of the Transactions, when each Subscription Receipt was converted into one common share of the Company without payment of additional consideration, and the issued shares were subject to the customary four months plus one day from the date when the Subscription Receipts were issued (that is, until, April 20, 2025). On February 26, 2025, the Company closed the Transactions and the escrowed funds were released.

Strategic investors in the financing included:

Hartree Partners LP (“Hartree”)

Hartree subscribed to $7.25 million Units and had been granted an option to subscribe in up to $7.75 million worth of Blue Moon Shares at pre-agreed conditions. In return, Hartree received pro-rata pre-emptive rights in respect of future equity issuances of Blue Moon, as long as Hartree owns 5% of the issued and outstanding common shares, have the right to appoint an nominee to the Blue Moon board of directors (the “Board”) by the end of December 2025 and the right to participate on a technical committee. The Company agreed to enter into a long term offtake agreement for Nussir concentrate production, with a right of last offer for a portion of the offtake volumes at the Blue Moon and the NSG projects. In addition, Hartree and Blue Moon entered into an Memorandum of Understanding (“MOU”) for up to US$20 million secured bridge loan. On March 7, 2025, the Company closed the second tranche of financing from Hartree for an amount of $5.25 million.

Wheaton Precious Metals Corp. (“Wheaton”)

Wheaton subscribed to $4.95 million Units. In addition, an affiliate of Wheaton has acquired a corporate-wide right of first refusal (“ROFR”) on any precious metals streams or royalties on Blue Moon’s properties for $50,000.

Leonard Nilsen & Sønner AS (“LNS”)

LNS subscribed to approximately $4.2 million Units (equivalent of NOK33 million) in Blue Moon Shares and committed to two further tranches of approximately $1.1 million (equivalent of NOK8.5 million) each, with the first tranche being made at the start of the Nussir decline construction and the second being ten months after the start of decline construction. The subscription price for these additional tranches will be the higher of $0.30 per share or the maximum discount permitted by the Venture Exchange (“TSXV”). The discount is based on the following tiers:

i)	up to 25% if the market price is between $0.01 and $0.50 per share;

ii)	up to 20% if the market price is between $0.51 and $2.00 per share; and

iii)	Up to 15% if the market price is above $2.00 per share.

The market price is defined by the TSXV as the last Blue Moon trade that occurred on the TSXV prior to the pricing of the equity facility. The Company retains the right to delay the follow-on investments in the event the Company is in a blackout period, until such blackout period has ended. However, any such postponement cannot extend beyond December 31, 2026.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2024

If LNS owns 5% of the issued and outstanding common shares, they have the right to appoint a Board member by the end of December 2025.

Nussir has entered into a mining contract with LNS for comprehensive mining services to the Company during the construction and operation of the Nussir project.

On August 30, 2024, the Company closed a non-brokered private placement for gross proceeds of $924,000. The private placement was priced at $0.35 per common share.

Share consolidation and graduation to TSX Tier 1

On March 3, 2025, the Company announced its intention to complete a share consolidation of one (1) post-consolidation share for every ten (10) pre-consolidation shares. On March 14, 2025, when trading resumed on the TSXV after being halted since the announcement of the Nussir and NSG Transactions, the common shares of the Company began trading on the TSXV on a post-consolidated basis. All references to number of shares and per share amounts have been retroactively restated to reflect the consolidation.

Board changes and management appointments

On February 26, 2025, following the completion of the Nussir and NSG Transactions, Francis Johnstone and Karin Thorburn, both formerly on the board of directors of Nussir, joined the Blue Moon board, while Patrick McGrath resigned. In addition, Skott Mealer joined as President and Chief Operating Officer, and Theodore Veligrakis joined as Vice President, Exploration.

On November 1, 2024, the Company appointed Christian Kargl-Simard as President and Chief Executive Officer and Frances Kwong as Chief Financial Officer and Corporate Secretary replacing Patrick McGrath and Varun Prasad, while Garfield MacVeigh and Christian Aramayo were appointed as advisors to the Board.

On October 17, 2024, the Company appointed Maryse Bélanger, Christian Kargl-Simard and Haytham Hodaly to the board of directors, replacing Pedro Fonesca and Jonathan Gagné.

On July 3, 2024, the Company appointed Pedro Fonesca to the board of directors, replacing Enrique Correa.

PROPERTY OVERVIEW AND DEVELOPMENT

Nussir Property (Finnmark, Norway)

On February 26, 2025, the Company acquired the Nussir project, a polymetallic deposit which contains copper, silver and gold located at the Finnmark county in northern Norway. It is an underground development project, that benefits from existing critical infrastructure located next to the property (access, power and port).

On February 27, 2025, the Company filed its maiden National Instrument (“NI”) 43-101 Technical Report, titled “Technical Report on the Mineral Resources of the Nussir and Ulveryggen Projects, Norway” dated January 24, 2025, on www.sedarplus.com. It is available on the Company’s website at www.bluemoonmetals.com. The NI 43-101 Technical report includes the following highlights:

•	The geological setting and character of the sedimentary-hosted copper mineralization identified to date on the Project and specifically at the Nussir and Ulveryggen deposits, are of sufficient enough merit to justify additional exploration expenditures.

•	A total 345 core drill holes, comprising 69,440 metres, have been completed to target the mineral resource.

•	Measured mineral resources for the Nussir deposit are 2.69 Mt grading 1.08% copper, 12.8 g/t silver, and 0.11 g/t gold. The Indicated mineral resources are 26.03 Mt grading 1.01% copper, 12.3 g/t silver and 0.11 g/t gold. The Inferred mineral resources are 31.99 Mt grading 1.01% copper, 14.6 g/t silver and 0.14 g/t gold.

•	For the Ulveryggen deposit, the Indicated mineral resources are 4.05 Mt grading 0.65% copper and the Inferred mineral resources are 3.70 Mt grading 0.68% copper.

•	The Nussir deposit is open to the west and to depth. This provides an opportunity to significantly extend Indicated resources. There are also a number of mineralized targets occurring both downdip and along strike of the mineralized exploration target that has been defined.

•	The Ulveryggen deposit is open to depth, and based on geochemical sampling and geophysics, there are drilling targets both along strike and down-dip.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2024

The updated MRE is shown below:

Category	Tonnes	Cu	Ag	Au	Cu Eq	Cu Metal	Ag Metal	Au Metal
	Mt	%	g/t	g/t	%	Kt	Koz	Koz
Measured	2.69	1.08	12.8	0.18	1.31	29	1,103	16
Indicated	26.03	1.01	12.3	0.11	1.19	263	10,288	92
Meas+lnd	28.72	1.02	12.3	0.12	1.20	292	11,391	108

Inferred	31.99	1.01	14.6	0.14	1.23	324	14,972	143

Notes:

1.	CIM definitions were followed for MRE.

2.	A minimum mining width of 2.0 m was applied in making the MRE constraint wireframes. These wireframes were generated using a preliminary MSO.

3.	Density values for Nussir were estimated from density sample values or assigned default average values where insufficient samples occur nearby.

4.	MRE constraint wireframes were generated for a cut-off grade of 0.30% Cu, related to potential underground mining.

5.	Metal prices assumed for this MRE were US$4.20 lb Cu, US$27.00/Oz Ag and US$2,200oz Au, which represent reasonable long-term consensus metal pricing.

6.	Metallurgy recovery assumptions were 96% Cu, 80% Ag and 93% Au, which stem from SGS metallurgical testwork completed in 2022.

7.	The cut-off grade of 0.30% Cu was derived from the price and recovery values above, as well as a smelter payability of 97.3% and an assumed total operating cost $26.20/t of ore.

8.	Rounding may result in apparent summation differences between tonnes, grades and metal content; not considered material.

9.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

On March 6, 2025, the Company acquired of all the shares of REAS, from WG. The acquisition includes critical infrastructure adjacent to the Nussir Project, notably the Øyen Industrial Land, a deep-water port facility with ship-loading and conveyor systems, a fully permitted and operating aggregate mine and buildings suitable for housing, administration and processing. This site is permitted and zoned for mining and processing activities and includes a large process plant building capable of supporting a 6,000 tpd flotation plant, along with access to low-cost industrial power.

Under the agreement, WG retains sublease rights for aggregate production and has committed to purchasing waste rock from Nussir at a minimum price of NOK 15 per tonne.

Blue Moon Property (California, USA)

The Blue Moon project is a polymetallic volcanogenic massive sulphide (“VMS”) deposit which contains zinc, gold, silver, copper and lead. The property is well located with existing local infrastructure including paved highways three miles from site; a hydroelectric power generation facility a few miles from the site, a three-hour drive to the Oakland port and a four-hour drive to the industrial service centre of Reno. Zinc and copper are currently on the USGS list of metals critical to the US economy and national security.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2024

On October 10, 2024, the Company initiated a Preliminary Economic Assessment (“PEA”) on the Blue Moon project to be led by Micon International Ltd (“Micon”) and Resource Development Associates, Inc (“RDA”). On March 3, 2025, the Company announced an updated Mineral Resource estimate (“Mineral Resource Estimate” or “MRE”) and the results of the PEA for the Blue Moon VMS deposit, which will be summarized as an independent NI 43-101 Technical Report to be filed on or before April 16, 2025. The PEA demonstrated strong economic potential for the project, with key highlights including:

		PEA Base	-10%	+10%	Long-term	Spot Prices
		Case	Pricing	Pricing	Consensus Price	(Feb. 2025
					Forecast(3)	avg.)
After-Tax NPV ($M, 8% discount rate)(2)		$244	$163	$324	$260	$340
After-Tax IRR (%)(2)		38%	29%	46%	39%	48%
First 6 Years of After-Tax Cashflow ($M)		$367	$293	$442	$382	$458
Payback Period (years)		2.4	2.9	2.0	2.3	1.9
C1 Cost ($/lb ZnEq)		$0.60	$0.60	$0.61	$0.60	$0.55
LOM Average Head Grade (ZnEq %)		12.55	12.66	12.47	12.72	13.83
Nominal processing capacity (tonnes per day)				1,800
Initial Capital Cost ($M)				$144.5
Sustaining Capital Cost ($M)				$64.5
Life of Mine (“LOM”) Capital Cost ($M)				$209.0
Average annual payable	Copper			7,237	000'lbs
production (LOM)	Zinc			62,260	000'lbs
	Gold			22,566	oz
	Silver			681,784	oz
	ZnEq			151,046	000'lbs
Metal prices assumed	Copper $/lb	4.20	3.78	4.62	4.75	4.23
	Zinc $/lb	1.25	1.13	1.38	1.26	1.27
	Gold $/oz	2,200	1,980	2,420	2,181	2,895
	Silver $/oz	27.0	24.3	29.7	26.16	32.18

Notes:

(1)	Unless otherwise noted, all currencies in this table are reported in US dollars on a 100% basis.

(2)	Assumes a 15-month construction period as the basis for the internal rate of return (“IRR”) and net present value (“NPV”) calculations.

(3)	Assumed TC/RC terms and long-term, consensus metal price forecast have been provided by Micon.

(4)	Capital cost estimates used for the PEA comprise budgetary quotes from vendors, historical pricing from comparable projects, and parametric calculations based on similar equipment and infrastructure. Estimates exclude planned exploratory underground development and infill drilling costs and other engineering study expenditures incurred prior to a construction decision.

(5)	C1 Cost is net of direct operating costs and royalties on a zinc-equivalent basis, forecast using activity-based cost estimation.

(6)	There are no current mineral reserves, prefeasibility or feasibility study on the property that is affected by this PEA.

The PEA outlines a development plan for an underground mine with onsite production of saleable zinc and copper concentrates.

In conjunction with the PEA, the Company announced an updated MRE for the project, with an effective date of December 24, 2024. The MRE is available on the Company’s website and is based on 87 drill holes totalling 122,364 feet of drilling with 2,631 individual assay intervals. The estimate outlined the following resources:

Indicated Resources:

Domain (Vein)	ZnEq Cutoff	Tons	ZnEq %	Cu %	Pb %	Zn %	Au opt	Ag opt
Main	2.9%	3,073,000	12.66	0.78	0.16	5.90	0.04	1.14
East	2.9%	498,000	18.99	0.47	0.63	6.64	0.09	3.72
West	2.9%	78,000	9.5	0.62	0.33	4.41	0.03	0.93
Total		3,650,000	13.46	0.73	0.23	5.97	0.04	1.49
			Metal	Cu Mlbs	Pb Mlbs	Zn Mlbs	Au Moz	Ag Moz
			Main	47.94	10.08	362.76	0.11	3.51
			East	4.67	6.29	66.15	0.04	1.85
			West	0.97	0.52	6.91	0.00	0.07
			Total	53.59	16.90	435.83	0.16	5.43

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2024

Inferred Resources:

Domain (Vein)	ZnEq Cutoff	Tons	ZnEq %	Cu %	Pb %	Zn %	Au opt	Ag opt
Main	2.9%	3,261,000	11.41	0.52	0.23	5.68	0.04	1.15
East	2.9%	994,000	15.49	0.59	0.56	5.04	0.07	2.43
West	2.9%	173,000	6.28	0.73	0.22	1.98	0.02	0.40
Total		4,428,000	12.12	0.54	0.30	5.39	0.04	1.41
			Metal	Cu Mlbs	Pb Mlbs	Zn Mlbs	Au Moz	Ag Moz
			Main	33.65	14.74	370.27	0.11	3.76
			East	11.80	11.20	100.11	0.07	2.42
			West	2.52	0.74	6.84	0.00	0.07
			Total	47.97	26.68	477.22	0.19	6.25

Notes:

(1)	Scott Wilson, CPG, President of RDA is responsible for this mineral resource estimate and is an independent Qualified Person as such term is defined by NI 43-101.

(2)	Reasonable prospects of eventual economic extraction were assessed by enclosing the mineralized material in the block model estimate in 3 D wireframe shapes that were constructed based upon geological interpretations as well as adherence to a minimum mining unit with geometry appropriate for underground mining.

(3)	The cutoff grade of 2.9% ZnEq considered parameters of:

a.	Metal selling prices: Au-$2200/oz, Ag-$27/oz, Cu-$4.25/lb., Pb-$0.90/lb., Zn-$1.25/lb.

b.	Recoveries of Au 86.2%, Ag 94.3%, Cu 93.1%, Pb 0%, Zn 95.3%.

c.	Costs including mining, processing, general and administrative (G&A).

(4)	Zinc Equivalent Grade (“ZnEq”) is estimated by the formula: ZnEq = Zn% + ((Cu% * 78.20)+(Pb% * 0) + (Ag opt * 25.46)+(Au opt * 1 896.40))/23.83.

(5)	There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

(6)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

(7)	Figures may not add up due to rounding.

(8)	Tonnages shown are short tons.

(9)	Unless otherwise noted, all currencies in this table are reported in US dollars on a 100% basis.

The Project has significant exploration potential which could result in expansion of the identified mineral resources. Historical data from past exploration of the Blue Moon Mine will be digitized to facilitate its use in guiding future work. Core from previous drilling programs will be preserved where possible and sampled for re-assay to improve confidence in the resource estimate. These samples could also be used to test the distribution and, in due course, quantify the potential for economic recovery of other metals and minerals associated with the Blue Moon deposit, including gallium, germanium, indium, barite, gypsum and pyrite.

A significant portion of the unmineralized (‘waste’) rock arising from mine development might be used to produce aggregate for sale in the district, and the potential for crushing and screening this material at a nearby facility will be investigated.

A drill program that will allow the collection of fresh, representative samples of the mineralized zone is needed in order to conduct further metallurgical testwork on the comminution and flotation processes required to produce saleable concentrates. Ideally, this drill program should be conducted from an exploration ramp that would be mined from the southern end of the Blue Moon deposit, descending to the north to facilitate its eventual use as a primary access for underground mine development and production. The exploration ramp and underground drill program will also facilitate collection of geotechnical data to inform the mine planning process. Further engineering work is also required to advance knowledge of the hydrogeological conditions in the Project area to refine site-wide water management models.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2024

Sulitjelma Property (Nordland county, Norway)

On February 26, 2025, the Company acquired the Sulitjelma project, a polymetallic deposit which contains copper and zinc located in northern Norway. Sulitjelma previously hosted Norway’s largest mining operation with historical production between 1891 and 1991 of 26 million tonnes of 1.80% Cu with additional zinc, sulphur, gold and silver credits.

On April 10, 2025, the Company announced its maiden MRE for the Sulitjelma VMS deposit. This is summarized in an NI 43-101 technical report which will be filed on SEDAR+ within 45 days of the announcement. See April 10, 2025 news release and Company website.

The constrained MRE is as follows:

		Inferred Resources By Zone					Sub-Totals
Region	Zone	Tonnes Kt	Cu %	Zn %	Cu_Eq %	APT* m	Tonnes Kt	Cu %	Zn %	Cu_Eq %
Rupsi/Dypet	2	4,188	1.45	0.35	1.50	5.2
	3	1,499	0.95	0.19	0.98	5.5
	5	2,188	0.82	0.37	0.88	15.7
	6	410	1.40	0.24	1.43	3.6
	7	126	0.77	0.15	0.79	2.4
	8	484	0.89	0.11	0.91	6.8
	9	163	2.01	0.25	2.05	2.5
	10	201	1.39	0.36	1.45	2.9	9,258	1.19	0.31	1.24
Hankabakken II	2	3,031	0.88	0.07	0.89	4.2
	3	1,471	0.86	0.05	0.86	3.1
	5	453	1.00	0.02	1.00	9.1	4,955	0.88	0.06	0.89
Sagmo	2	455	1.15	0.19	1.18	3.6
	3	193	1.56	0.14	1.58	6.4
	5	2,205	0.89	0.15	0.91	4.1	2,853	0.98	0.16	1.00
Total		17,066	1.06	0.21	1.10	6.1

* Apparent True Thickness

Notes:

1.	CIM definitions were followed for MRE.

2.	All resources reported are categorized Inferred; there are no Measured or Indicated resources.
3.	A minimum mining thickness of 2.2 m was applied in making the MRE constraint wireframes.

4.	The MRE constraint wireframes were generated using a preliminary MSO, based on a cut-off grade of 0.60% CuEq, related to potential underground mining.

5.	Assumed parameters for the cut-off grade and CuEq calculations included: Prices: $4.20/lb Cu, $1.25/lb Zn Processing recoveries: 92% Cu, 5 7% Zn Payabilities: 96.5% Cu, 86% Zn

6.	The copper equivalent (CuEq) calculation is as follows: CuEq = Cu grade + (Zn grade x 0.16)
7.	For the cut-off grade calculation, the assumed total operating cost was $50/t of ore.

8.	A global density value of 3 t/m3 was assumed.

9.	Rounding may result in apparent summation differences between tonnes, grades and metal content; not considered material.
10.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

11.	Unless otherwise noted, all currencies in this table are reported in US dollars on a 100% basis.

Blue Moon will initially focus on the Rupsi and Dypet deposits where the Company has received Norwegian Government approval in Q1 2025 to extend an existing historical mine tunnel into the deposit by up to 1 km. The tunnel extension and the completion of 10,000 m of underground drilling are part of the recommendations in the technical report with a budget of 37 MNOK (approximately US$3.4M).

Yava Property (Nunavut, Canada)

On October 1, 2024, the Company disposed of its interest in the Yava Property to Honey Badger Silver Inc. (ticker symbol: TUF.V) in exchange for 4,250,000 common shares. The transaction resulted in a gain on sale of $340,000. As of December 31, 2024, the investment was valued at $467,500, reflecting an unrealized gain of $127,500. For additional details, refer to Note 4 in the Company’s Consolidated Financial Statements for the year ended December 31, 2024.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2024

General Exploration Expenses

The Company’s exploration expenses for the periods presented were as follows:

	2024	2023
For the year ended December 31,	$	$
Claims costs	34,048	14,914
Camp operations	66,957	32,996
Engineering studies	208,207	-
Prospecting and geology	74,905	58,401
Permitting and engineering	64,645	16,959
TOTAL	448,762	123,270

QUALIFIED PERSON

The technical information contained in this MD&A for the Company’s properties has been reviewed and approved by Dustin Small, P.Eng., as a non-Independent Qualified Person in accordance with National Instrument 43-101.

RESULTS OF OPERATIONS

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	$	$	$	$
Employee benefits	146,625	-	146,625	-
Share based compensation	140,569	-	174,737	-
General exploration expenses	357,114	30,411	448,762	123,270
Filing and regulatory	4,214	556	53,987	54,713
General administrative costs	12,155	3,085	20,678	16,612
Professional fees	72,020	17,500	95,881	37,579
Shareholder communication and travel	39,855	7,808	48,550	12,580
Consulting fees	28,052	21,000	55,052	84,000
Foreign exchange loss (gain)	3,613	1,237	4,620	(648)
Gain on sale of mineral interest	(340,000)	-	(340,000)	-
Fair value gain on marketable securities	(127,500)	-	(127,500)	-
Other income	(50,000)	-	(50,000)	-
Interest expense	-	2,369	2,173	14,492
Interest income	(30,417)	(991)	(37,809)	(1,742)
LOSS AND COMPREHENSIVE LOSS	256,300	82,975	495,756	340,856

THREE MONTHS ENDED DECEMBER 31, 2024

Blue Moon incurred a loss of $256,300 ($0.07 per common share) for the three months ended December 31, 2024, compared to a loss of $82,975 ($0.04 per common share) over the same period in 2023. While the nature of the Company’s administrative activities remained generally consistent across the period, expenditures increased compared to the same period in 2023, primarily due to increased exploration activities, new hires and the December equity financing. These increased costs were partially offset by the proceeds from the sale of the Company’s Yava project as well as the income from sale of right of first refusal on any precious metals streams or royalties. These factors contributed to the key differences in the comparative figures, as follows:

Employee benefits and share based compensation increased by $146,625 and $140,569 respectively, during the three months ended December 31, 2024, compared to $NIL in the same period in 2023. This increase is due to the addition of new hires in the period, also in the prior year, personnel were engaged under consulting agreements rather than as employees.

Exploration expenses increased by $326,703 during the three months ended December 31, 2024, compared to same period in 2023, as the Company recently completed its updated resource estimate and continued work on the PEA at its Blue Moon property, which remained underway at year-end.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2024

Professional fees increased by $54,520 during the three months ended December 31, 2024, compared to the same period in 2023. The increase was primarily driven by higher legal fees incurred for general matters and other professional fees.

Gain on sale of mineral interest and fair value gain on marketable securities increased by $340,000 and $127,500 respectively, during the three months ended December 31, 2024, compared to $NIL in the same period in 2023. On October 1, 2024, the Company disposed of its interest in the Yava property to Honey Badger Silver Inc., in return for 4,250,000 common shares. As a result, the Company recorded a gain on sale and subsequently remeasured the investment based on the closing market price as at December 31, 2024.

Other income increased by $50,000 during the three months ended December 31, 2024, compared to $NIL in the same period in 2023, as Wheaton Precious Metals Corp. acquired a corporate-wide right of first refusal on any precious metals streams or royalties on Blue Moon’s properties.

YEAR ENDED DECEMBER 31, 2024

Blue Moon incurred a loss of $495,756 ($0.14 per common share) for the year ended December 31, 2024, compared to a loss of $340,856 ($0.16 per common share) over the same period in 2023. The scale and nature of the Company’s administrative activity have remained generally consistent throughout the year, the increase in annual loss is primarily attributable to the activities in the fourth quarter, as outlined in the analysis of the three-month period. The key differences in the comparative figures are as follows:

Employee benefits and share based compensation increased by $146,625 and $174,737 respectively, during the year ended December 31, 2024, compared to $NIL in the same period in 2023. This increase is due to the addition of new hires in the period, also in the prior year, personnel were engaged under consulting agreements rather than as employees.

Exploration expenses increased by $325,492 during the year ended December 31, 2024, compared to same period in 2023, as the Company recently completed its updated resource estimate and continued work on the PEA at its Blue Moon property, which remained underway at year-end.

Professional fees increased by $58,302 during the year ended December 31, 2024, compared to the same period in 2023. The increase was primarily driven by higher legal fees incurred for general matters and other professional fees.

Gain on sale of mineral interest and fair value gain on marketable securities increased by $340,000 and $127,500 respectively, during the year ended December 31, 2024, compared to $NIL in the same period in 2023. On October 1, 2024, the Company disposed of its interest in the Yava property to Honey Badger Silver Inc., in return for 4,250,000 common shares. As a result, the Company recorded a gain on sale and subsequently remeasured the investment based on the closing market price as at December 3 1, 2024.

Other income increased by $50,000 during the year ended December 31, 2024, compared to $NIL in the same period in 2023, as the sale of a corporate-wide right of first refusal on any precious metals streams or royalties on Blue Moon’s properties.

LIQUIDITY AND CAPITAL RESOURCES

	2024	2023
For the year ended December 31,	$	$
Cash provided by (used in)
Operating activities	(619,822)	(307,648)
Investing activities	(174,551)	-
Financing activities	30,433,272	632,798
CHANGE IN CASH AND RESTRICTED CASH	29,638,899	325,150
Cash and restricted cash – beginning	369,207	44,057
CASH AND RESTRICTED CASH - ENDING	30,008,106	369,207

Blue Moon had $30,008,106 in cash and restricted cash as at December 31, 2024 (December 31, 2023: $369,207). As at December 31, 2024, the Company had a working capital balance of $3,762,174 (December 31, 2023: $183,462). A summary of the significant financings and other activities during the year ended December 31, 2024 is provided in the annual consolidated financial statements for the years ended December 31, 2024 and 2023.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2024

Operating Activities

The main components of cash flows used for operating activities are discussed in the Results of Operations section, above.

Financing Activities

Equity Financings – Nussir and NSG Transactions

On December 19, 2024, the Company completed a brokered unit financing in connection with the Nussir and NSG transactions, raising gross proceeds of approximately $30 million. On August 30, 2024, the Company closed a non-brokered private placement for gross proceeds of $924,000. Net proceeds received from financing during the year amounted to $30,758,382.

Related Party Loan

During the year ended December 31, 2024, the Company made loan principal and interest payments totalling $65,000 and $2,173 respectively resulting in the loan being repaid in full. During the year ended December 31, 2023, the Company made loan principal and interest payments totalling $135,000 and $14,492 respectively.

LIQUIDITY OUTLOOK

The equity financing in the fourth quarter of 2024 was structured to provide the liquidity needed to ramp up the activities aimed at advancing the Company’s Blue Moon, Nussir and Sulitjelma properties towards a construction decision. In addition to its ongoing exploration and development programs, the Company will continue to require additional funding to support property maintenance payments and general operations.

As part of the fourth quarter financing, the Company entered into an MOU with Hartree Partners to provide a secured bridge loan facility of up to US$20 million to provide financial flexibility during the construction of the Nussir Property. The financing package also included a subscription agreement with LNS, providing for multiple tranches of equity funding. These tranches are expected to be drawn upon alignment with project milestones.

The Company’s primary source of funding remains the issuance of common shares. As Blue Moon’s common shares are publicly traded, their market price is subject to factors beyond management’s control, including fluctuations in commodity prices, foreign exchange rates and broader market conditions. If capital is required during a period of share price weakness, the Company may face significant dilution to secure necessary funding or may be unable to raise sufficient capital to meet its obligations.

In addition to equity financing, the Company may also pursue strategic alternatives such as targeting royalty sales on its mineral properties or diversting of its investment of marketable securities to help fund the Company’s capital needs while minimizing equity dilution.

SELECTED ANNUAL INFORMATION

The following information has been extracted from the Company’s audited annual consolidated financial statements.

	31-Dec-24	31-Dec-23	31-Dec-22
As at and for the year ended	$	$	$
Loss and comprehensive loss	495,756	340,856	349,084
General exploration expenses	448,762	123,270	146,515
Loss per share – basic and diluted	0.14	0.16	0.24
Cash and cash equivalents	3,001,720	355,343	30,193
Restricted Cash	27,006,386	13,864	13,864
Mineral property interest	698,007	698,007	698,007
Total assets	32,372,944	1,076,387	754,998

Items that resulted in significant differences in the annual figures presented above are explained in the following narrative.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2024

Loss and comprehensive loss

During the year ended December 31, 2024, the Company’s loss and comprehensive loss increased due to the funds raised to support an updated mineral resource estimate and ongoing PEA work at the Blue Moon property, the addition of new hires and higher general expenditures reflecting increased activity across the business.

Exploration expenditures for the years ended December 31, 2023, and December 31, 2022, remained low as a result of the Company’s limited cash resources during those periods.

Cash and cash equivalents

Blue Moon raises funds, as required, in order to explore and develop its mineral properties and to conduct corporate activities. As a result, cash and cash equivalents are typically expected to decrease in periods where there is no financing transaction. The timing and amount of expenditures and financing transactions have caused the Company’s cash and cash equivalents balance to fluctuate from year to year.

During the year ended December 31, 2024, the Company completed a brokered unit financing raising gross proceeds of approximately $30 million and a non-brokered private placement for gross proceeds of $924,000.

During the year ended December 31, 2023, the Company completed non-brokered private placements for gross proceeds of $795,740.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected unaudited quarterly financial information derived from financial information for each of the eight most recent quarters.

As at and for the quarter ended	31-Dec-24	30-Sep-24	30-Jun-24	31-Mar-24
Loss and comprehensive loss	$256,300	$71,732	$105,705	$62,019
Loss per share – basic and diluted	0.07	0.02	0.04	0.01
Cash and cash equivalents	3,001,720	945,885	146,617	259,925
Total assets	32,372,944	1,666,323	866,308	986,437

As at and for the quarter ended	31-Dec-23	30-Sep-23	30-Jun-23	31-Mar-23
Loss and comprehensive loss	$82,975	$101,129	$81,005	$75,747
Loss per share – basic and diluted	0.04	0.04	0.04	0.04
Cash and cash equivalents	355,343	451,105	576,876	58,415
Total assets	1,076,387	1,174,068	1,301,338	777,455

Historically, the Company’s primary source of funding was through the issuance of common shares, with activity levels closely tied to the strength of the capital markets. When capital markets are depressed, the Company’s activity level normally declines accordingly, stronger markets allow the Company to secure equity financing on favourable terms, enabling expansion of its exploration and development programs. In addition to equity financing, the Company may also explore alternative funding strategies, such as royalty agreements or divesting its investment in marketable securities, to support its growth objectives.

During the three months ended December 31, 2024, the Company achieved several key milestones. At the Blue Moon Property, initiated work on a PEA and a mineral resource estimate update. The quarter also saw the addition of new personnel to support the Company’s growth initiatives, as well as the completion of a significant equity financing related to the acquisition and planned development of the Nussir and Sulitjelma properties. This marked a shift in the Company’s strategy from exploration activities to a more development focused phase. Additionally, the Company disposed of its interest in the Yava project as part of its strategic portfolio optimization.

During the three months ended September 30, 2024, the Company completed a private placement for gross proceeds of $924,000. Additionally, during the three months ended September 30, 2024, and three months ended June 30, 2024, the Company’s exploration expenses focused on work to ensure the property was maintained in good standing.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2024

During the three months ended September 30, 2023, the Company began work on its updated resource estimate.

During the three months ended June 30, 2023 and March 31, 2023, the Company completed field work to ensure the property was maintained to conform with permits and county regulations.

RELATED PARTY TRANSACTION

Management compensation

The Company’s related parties include its directors and officers, who are the key management of the Company. The remuneration of directors and officers during the periods presented was as follows:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	$	$	$	$
Employee benefits	145,049	-	145,049	-
Consulting fees	16,500	21,000	43,500	84,000
Share-based payments	117,814	-	147,083	-
MANAGEMENT COMPENSATION	279,363	21,000	335,632	84,000

On November 2, 2018, the Company entered into a loan agreement with a director of the Company for the amount of $250,000. The Company was loaned an additional $15,000, $35,000 and $6,000 on January 9, 2019, March 21, 2019, and August 21, 2019, respectively, by the same director. The loans are unsecured and bear interest at 10% per annum. The principal value plus interest was originally payable on September 1, 2019. During the year ended December 31, 2022, the loan was extended until May 1, 2024 and the Company agreed to make principal payments of approximately $10,000 per month plus interest.

During the year ended December 31, 2024, the Company made principal and interest payments totalling $65,000 (2023: $135,000) and $2,173 (2023: $14,492), respectively. As at December 31 2024, no amount (December 31, 2023 – $65,000) was outstanding on the loan.

OUTSTANDING SHARE DATA

The table below summarizes the Company’s common shares and securities convertible into common shares as at the date of this MD&A.

As at April 11, 2025
Common Shares	51,109,256
Stock Options	456,500
Deferred Share Units	224,506
Restricted Share Units	37,500

CONTRACTUAL OBLIGATIONS

The Company has no off-balance sheet arrangements, no capital lease agreements and no contractual obligations. Neither the Company nor any of its subsidiaries has any externally imposed capital requirements. The Company has no proposed transactions.

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity and credit risks from the use of financial instruments. Financial instruments consist of cash, restricted cash, receivables, due to related parties, and accounts payable and accrued liabilities approximate fair value due to the short term nature of the instruments.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2024

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. Certain conditions cast significant doubt on the Company’s ability to meet its financial obligations. Refer to Liquidity and Capital Resources for more information regarding the Company’s liquidity risk.

Credit risk

The Company is exposed to credit risk on its bank accounts, restricted cash and receivables. To reduce credit risk, substantially all cash is on deposit at Canadian chartered banks. Restricted cash are deposits held by the Bureau of Land Management (“BLM”) in Nevada and California as well as cash held at escrow agents. Receivables consist of Canadian excise taxes receivable and other amounts due from government agencies. Accordingly, the Company considers its exposure to credit risk minimal.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances which are not subject to significant risks in fluctuating interest rates. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. An increase to interest rates by 1% would have an insignificant effect on the Company’s operations.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, restricted cash, receivables and accounts payable and accrued liabilities that are denominated in US dollars.

Sensitivity Analysis

The Company through a subsidiary operates in the United States and is exposed to exchange risk from changes in the US dollar. A 10% fluctuation in the US dollar against the Canadian dollar would have a minimal impact on the Company’s loss and comprehensive loss.

Market Price risk

i.	Equity price risk

The Company is exposed to equity price risk through fluctuations in the market price of its own common shares and its holding of equity securities. Equity price risk is defined as the potential adverse impact on the Company’s earnings, or ability to obtain equity financing, due to movements in individual equity prices or broader stock market movements.

In addition, the Company holds equity instruments which are held as marketable securities and are subject to equity price risk. The market price or value of these investments can vary form period to period.

ii.	Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of zinc, copper, lead, silver, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2024

FORWARD-LOOKING STATEMENTS

This Management Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Blue Moon’s operations in future periods. Statements that are not historical fact are forward looking information as that term is defined in NI 51-102 of the Canadian Securities Administrators. Certain forward looking information should also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures. Forward-looking statements and information (referred to herein together as “forward-looking statements”) are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates and results, continued availability of capital and financing, and general economic, market or business conditions and as more specifically disclosed throughout this document. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Blue Moon and its subsidiaries may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. They include, but not limited to, statements regarding: the Company’s plans to advance the projects through additional exploration and technical studies, the timing of these exploration activities, the recommended exploration wrok programs and the budget thereof, the anticipated results of Technical Reports, the ability of the Company to obtain the necessary funding and permit, the ability to integrate the acquired companies and the maintenance of the social licences necessary to operate in the areas where the projects are located.

Blue Moon’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Blue Moon does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Blue Moon's expectations include, but are not limited to, uncertainties involved in fluctuations in commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies in the exploration and development of properties and the issuance of required permits;the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; and uncertainty as to timely availability of permits and other governmental approvals.